Interim Consolidated Financial Statements
               (Expressed in Canadian dollars)

               VASOGEN INC.
               (A DEVELOPMENT STAGE COMPANY)

               Three months ended February 28, 2007 and 2006
               (Unaudited)

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Balance Sheets
(In thousands of Canadian dollars)

---------------------------------------------------------------------------------------------------------------
                                                                             February 28,         November 30,
                                                                                 2007                 2006
---------------------------------------------------------------------------------------------------------------
                                                                              (Unaudited)
Assets

Current assets:
     Cash and cash equivalents (note 3)                                     $      24,075        $      30,427
     Restricted cash (note 4)                                                       3,367                6,403
     Clinical supplies                                                              1,204                1,211
     Tax credits recoverable                                                        1,328                1,327
     Prepaid expenses and deposits                                                    944                1,384
     ----------------------------------------------------------------------------------------------------------
                                                                                   30,918               40,752

Property and equipment                                                                582                  615

Acquired technology                                                                   190                  253

Deferred financing costs                                                                9                  150

---------------------------------------------------------------------------------------------------------------
                                                                            $      31,699        $      41,770
---------------------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity

Current liabilities:
     Accounts payable                                                       $       1,580        $       3,369
     Accrued liabilities                                                            2,937                5,067
     Senior convertible notes payable (note 5)                                      3,003                8,754
     Embedded derivative instruments                                                  271                    -
     ----------------------------------------------------------------------------------------------------------
                                                                                    7,791               17,190

Shareholders' equity (notes 6 and 13(c)):
     Share capital:
         Authorized:
              Unlimited common shares, without par value
         Issued and outstanding:
              17,317,018 common shares
                (November 30, 2006 - 15,665,134)                                  352,292              344,217
     Stock options                                                                 11,088               10,713
     Equity component of senior convertible notes payable (note 5)                    520                1,639
     Warrants                                                                      11,390               11,390
     Contributed surplus                                                            9,302                7,995
     Deficit                                                                     (360,684)            (351,374)
     ----------------------------------------------------------------------------------------------------------
                                                                                   23,908               24,580

Commitments and contingencies (note 10)
Subsequent events (note 13)

---------------------------------------------------------------------------------------------------------------
                                                                            $      31,699        $      41,770
---------------------------------------------------------------------------------------------------------------


See accompanying notes to interim consolidated financial statements.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Operations and Deficit
(In thousands of Canadian dollars, except per share amounts)
(Unaudited)

---------------------------------------------------------------------------------------------------------------
                                                                                                   Period from
                                                                                                   December 1,
                                                                   Three months ended                  1987 to
                                                                       February 28,               February 28,
                                                                 2007                2006                 2007
---------------------------------------------------------------------------------------------------------------

Expenses:
     Research and development                          $        3,023       $      11,384        $     231,704
     General and administration                                 3,588               4,892              108,760
     Foreign exchange loss (gain)                                (134)                  3                8,859
---------------------------------------------------------------------------------------------------------------

Loss before the undernoted                                     (6,477)            (16,279)            (349,323)

Interest expense on senior convertible
   notes payable                                                   (5)               (483)              (1,279)

Accretion in carrying value of senior
   convertible notes payable                                     (692)             (2,626)             (10,258)

Amortization of deferred financing costs                         (145)               (630)              (3,048)

Gain (loss) on extinguishment of senior
   convertible notes payable                                   (1,284)                  7               (6,279)

Investment income                                                 352                 679               12,367

Change in fair value of embedded derivatives                      573                   -                  573
---------------------------------------------------------------------------------------------------------------

Loss for the period and total comprehensive loss               (7,678)            (19,332)            (357,247)

Deficit, beginning of period:
     As originally reported                                  (351,374)           (284,719)              (1,510)
     Impact of change in accounting for
       financial instruments                                   (1,632)                  -                    -
     ----------------------------------------------------------------------------------------------------------
     As restated                                             (353,006)           (284,719)              (1,510)
     Charge for acceleration payment on
       equity component of senior convertible
       notes payable                                                -                   -                 (295)
     Impact of change in accounting for
       financial instruments on
       December 1, 2006                                             -                   -               (1,632)

---------------------------------------------------------------------------------------------------------------
Deficit, end of period                                 $     (360,684)      $    (304,051)       $    (360,684)
---------------------------------------------------------------------------------------------------------------

Basic and diluted loss per common
   share (notes 7 and 13(c))                           $        (0.47)      $       (2.34)

---------------------------------------------------------------------------------------------------------------


See accompanying notes to interim consolidated financial statements.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)
(Unaudited)

---------------------------------------------------------------------------------------------------------------
                                                                                                   Period from
                                                                                                   December 1,
                                                                   Three months ended                  1987 to
                                                                       February 28,               February 28,
                                                                 2007                2006                 2007
---------------------------------------------------------------------------------------------------------------

Cash provided by (used in):

Operating activities:
     Loss for the period                                $      (7,678)       $    (19,332)       $    (357,247)
     Items not involving cash:
         Amortization                                             126                 149                5,784
         Accretion in carrying value of senior
           convertible notes payable                              692               2,626               10,258
         Amortization of deferred financing costs                 145                 630                3,048
         Change in fair value of embedded
           derivatives                                           (573)                  -                 (573)
         Loss (gain) on extinguishment of senior
           convertible notes payable                            1,284                  (7)               6,279
         Stock-based compensation                                 563                 764               12,154
         Common shares issued for services                          -                   -                2,485
         Unrealized foreign exchange loss (gain)                 (100)                 30                8,876
         Other                                                      -                   -                  (35)
     Change in non-cash operating working capital              (3,475)             (6,144)               1,010
     ----------------------------------------------------------------------------------------------------------
                                                               (9,016)            (21,284)            (307,961)

Financing activities:
     Shares and warrants issued for cash                            -                   -              309,013
     Warrants exercised for cash                                    -                   -               16,941
     Options exercised for cash                                     -                   -                7,669
     Share issue costs                                              3                   -              (23,203)
     Issue (repayment) of senior convertible
       notes payable, net (note 5)                               (635)             (2,115)              38,801
     Restricted cash                                            3,036                 304               (3,367)
     Paid to related parties                                        -                   -                 (234)
     ----------------------------------------------------------------------------------------------------------
                                                                2,404              (1,811)             345,620

Investing activities:
     Purchases of property and equipment                          (30)                  -               (2,446)
     Purchases of acquired technology                               -                   -               (1,283)
     Purchases of marketable securities                             -                 (80)            (244,846)
     Settlement of forward exchange contracts                      10                (259)              (4,824)
     Maturities of marketable securities                            -              15,224              240,677
     ----------------------------------------------------------------------------------------------------------
                                                                  (20)             14,885              (12,722)

Foreign exchange gain (loss) on cash
   held in foreign currency                                       280                (318)                (862)
---------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents               (6,352)             (8,528)              24,075

Cash and cash equivalents, beginning of period                 30,427              50,521                    -

---------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                $      24,075        $     41,993        $      24,075
---------------------------------------------------------------------------------------------------------------


Supplemental cash flow information (note 8)

See accompanying notes to interim consolidated financial statements.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months ended February 28, 2007 and 2006
(Unaudited)

-------------------------------------------------------------------------------

1.   BASIS OF PRESENTATION:

     Since its inception, the Company has been engaged in the research and commercial development of product candidates for the treatment of disease and has had no commercial operations. The operations of the Company are not subject to any seasonality or cyclicality factors.

     The unaudited interim consolidated financial statements presented have been prepared on the basis that the Company is considered a development stage enterprise and, accordingly, the unaudited interim consolidated statements of operations and deficit and cash flows also reflect the cumulative amounts from December 1, 1987 (the date development operations commenced) to February 28, 2007.

     The Company's future operations are dependant upon its ability to finance the commercialization of its lead product, Celacade(TM), and the continued development of its product candidate VP025. While the Company's ACCLAIM Phase III trial of Celacade did not reach the primary endpoint of significantly reducing the risk of death and cardiovascular hospitalization in the total patient population, this endpoint was met for certain large pre-defined subgroups. Management is investigating the subgroups where the endpoint was met. The Company also has CE Mark regulatory approval for its Celacade medical device technology in the European Union and is currently in discussions to secure a partner necessary to support commercialization in that market.

     The Company's commercialization efforts of Celacade and continued development of VP025 are dependent upon its ability to raise additional financing through a combination of equity or debt financing, payments from strategic partners, or upon strategic partners funding directly some or all of the costs of commercialization. Should the Company's ability to raise additional financial support be delayed, management would adjust its commercialization plans and reduce its cash expenditures in order to ensure that the Company has sufficient cash and cash equivalents to fund planned expenditures for the next 12 months.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months ended February 28, 2007 and 2006
(Unaudited)

-------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES:

     These unaudited interim consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") for interim financial statements, which, except as described in note 12, conform, in all material respects with accounting principles generally accepted in the United States ("United States GAAP").

     Certain information and note disclosures normally included in the annual consolidated financial statements prepared in accordance with Canadian GAAP have been condensed or excluded. As a result, these unaudited interim consolidated financial statements do not contain all disclosures required to be included in the annual consolidated financial statements and should be read in conjunction with the most recent audited annual consolidated financial statements and notes thereto for the year ended November 30, 2006.

     The financial information included herein reflects all adjustments consisting only of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The results of operations for the three months ended February 28, 2007 are not necessarily indicative of the results to be expected for the full year.

     These unaudited interim consolidated financial statements are prepared following accounting policies consistent with the Company's audited annual consolidated financial statements and notes thereto for the year ended November 30, 2006, except for the following changes in accounting policies:

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months ended February 28, 2007 and 2006
(Unaudited)

-------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (a)  Accounting changes:

          In July 2006, the Accounting Standards Board ("AcSB") issued a replacement of The Canadian Institute of Chartered Accountants' Handbook ("CICA Handbook") Section 1506, Accounting Changes ("Section 1506"). The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information, requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The impact that the adoption of Section 1506 will have on the Company's results of operations and financial condition will depend on the nature of future accounting changes. The adoption of Section 1506 effective December 1, 2006 has had no impact on these unaudited interim consolidated financial statements.

     (b)  Financial instruments:

          Effective on December 1, 2006, the Company adopted the recommendations of CICA Handbook Section 1530, Comprehensive Income ("Section 1530"); Section 3855, Financial Instruments - Recognition and Measurement ("Section 3855); Section 3861, Financial Instruments
          - Disclosure and Presentation; and Section 3251, Equity. These sections provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives. Section 1530 provides standards for the reporting and presentation of comprehensive income, which represents the change in equity, from transactions and other events and circumstances from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian GAAP.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months ended February 28, 2007 and 2006
(Unaudited)

-------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     Upon adoption of the new standards on December 1, 2006, the Company continued to account for cash equivalents held at that date as held-to-maturity investments, recorded at cost and accrued interest. The Company designates all new cash equivalents acquired subsequent to December 1, 2006 as held-for-trading investments measured at fair value and the resulting gain or loss is recognized in the consolidated statement of operations and deficit. The effect of the change in accounting for cash equivalents is not material. Any marketable securities that are not cash equivalents will be classified as available-for-sale securities measured at fair value and the resulting gain or loss will be recognized in other comprehensive income until the financial asset is derecognized at which point all related cumulative gains or losses will be recognized in the consolidated statement of operations and deficit.

     Accounts payable and accrued liabilities and the senior convertible notes payable are classified as other financial liabilities. The senior convertible notes payable are accounted for at amortized cost using the effective interest method, which is consistent with the Company's accounting policy prior to the adoption of Section 3855.

     Section 3855 requires that the Company identify embedded derivatives that require separation from the related host contract and measure those embedded derivatives at fair value. Subsequent change in fair value of embedded derivatives is recognized in the consolidated statement of operations and deficit in the period the change occurs.

     Transactions costs that are directly attributable to the acquisition or issuance of financial assets or liabilities are accounted for as part of the respective asset or liability's carrying value at inception.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months ended February 28, 2007 and 2006
(Unaudited)

-------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     The Company identified and measured all embedded derivatives that required separation and determined the fair value of those embedded derivatives at December 1, 2006. As a result, the Company was required to revise the initial allocation of the proceeds received in connection with the issuance of the senior convertible notes payable, the warrants and the equity classified conversion option on October 7, 2005 and to remeasure any subsequent transactions affecting these items in accordance with
     Section 3855. Prior to the adoption of Section 3855, the proceeds received were allocated on a relative fair value basis to the liability component, being the senior convertible notes payable; and to the equity components, being the warrants and the conversion option. As a consequence of adopting
     Section 3855, the proceeds initially allocated to the senior convertible notes payable were further allocated to the embedded derivatives at their fair value and the residual amount to the senior convertible notes payable. Any subsequent transactions affecting the carrying amount of the senior convertible notes payable, the embedded derivatives, the warrants and the equity conversion option were also remeasured in accordance with
     Section 3855.

     As a result of adopting Section 3855, the Company recorded an increase of $1.6 million to opening deficit, a decrease in the carrying amount of senior convertible notes payable of $0.1 million, the initial recognition of embedded derivatives liability of $0.8 million and an increase in share capital of $0.9 million at December 1, 2006.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months ended February 28, 2007 and 2006
(Unaudited)

-------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (c)  Recent accounting pronouncements issued and not yet applied:

           (i) Financial instruments and capital disclosure:

               In October 2006, the AcSB approved disclosure and presentation requirements for financial instruments that revise and enhance the disclosure requirements of Section 3861. These requirements included Sections 3862 - Financial Instruments - Disclosure ("Section 3862"), which replaces Section 3861 and Section 1535, Capital Disclosures ("Section 1535"), which establishes standards for disclosing information about an entity's capital and how it is managed. Section 1535 requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. This standard is effective for the Company for interim and annual financial statements beginning on December 1, 2007. Early adoption is permitted at the same time an entity adopts other standards relating to accounting for financial instruments. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial position and results of operations.

               Section  3862  is  based  on  IFRS  7,  Financial   Instruments:
               Disclosures, and places an increased emphasis on disclosures about the risks associated with both recognized and unrecognized financial instruments and how these risks are managed.

               Section 3862 requires disclosures, by class of financial instrument, that enables users to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must also include a sensitivity analysis for each type of market risk to which an entity is exposed, showing how net income and other comprehensive income would have been affected by reasonably possible changes in the relevant risk variable.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months ended February 28, 2007 and 2006
(Unaudited)

-------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

               This standard is effective for the Company for interim and annual financial statements beginning on December 1, 2007. The Company does not expect the adoption of this standard to have a material impact on its financial position and results of operations.

          (ii) Financial instruments presentation:

               In October 2006, the AcSB approved Section 3863 - Financial Instruments - Presentation, which replaces Section 3861, Financial Instruments - Disclosure and Presentation. The existing requirements on presentation of financial instruments have been carried forward unchanged to Section 3863, Financial Instruments - Presentation.

               This standard is effective for the Company for interim and annual financial statements beginning on December 1, 2007. The Company does not expect the adoption of this standard to have a material impact on its financial position and results of operations.

3.   CASH AND CASH EQUIVALENTS:

     As at February 28, 2007, cash equivalents included in cash and cash equivalents amounted to $22.8 million (November 30, 2006 - $29.9 million), of which $9.3 million (U.S. $7.9 million) (November 30, 2006 - $1.0 million (U.S. $0.9 million)) is denominated in U.S. dollars.

     The Company considers unrestricted cash on hand, in banks, in term deposits and in corporate bonds or commercial paper with original maturities of three months or less as cash and cash equivalents. Cash equivalents are designated as trading securities and are carried at fair value.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months ended February 28, 2007 and 2006
(Unaudited)

-------------------------------------------------------------------------------

4.   RESTRICTED CASH:

     As at February 28, 2007, the Company has $3.4 million (U.S. $2.9 million) (November 30, 2006 - $6.4 million (U.S. $5.6 million)) in restricted cash, which represents cash on deposit to secure the letter of credit provided as security to the holders of the senior convertible notes payable. The letter of credit expires on July 3, 2007, 91 days after the maturity date of the senior convertible notes.

     At February 28, 2007, the letter of credit amounted to U.S. $2.9 million (November 30, 2006 - U.S. $5.6 million).

5.   SENIOR CONVERTIBLE NOTES PAYABLE:

     On October 7, 2005, the Company, through its wholly-owned subsidiary, Vasogen Ireland Limited, issued 6.45% U.S. $40.0 million senior convertible notes payable and 0.3 million common share purchase warrants for net proceeds of $42.8 million (gross proceeds of $47.0 million (U.S. $40.0 million) less issuance costs of $4.2 million). The notes were repaid on April 1, 2007.

     The terms of the senior convertible notes payable are more fully described in note 8 to the annual consolidated financial statements for the year ended November 30, 2006.

     The Company was required to maintain a cash balance of 110% of the outstanding principal amount of the senior convertible notes, otherwise an event of default would have been triggered.

     The Company identified certain embedded derivatives meeting the requirement for separation from the debt host contract related to the share instalment payment mechanism, the twelve-day weighted average share price adjustment and certain redemption premiums available to the holder contingent upon a change in control or an event of default. The embedded derivatives were measured in aggregate at fair value and were recognized as a liability on the consolidated balance sheet. As the Company makes instalment payments, a portion of the embedded derivative will expire.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months ended February 28, 2007 and 2006
(Unaudited)

-------------------------------------------------------------------------------

5.   SENIOR CONVERTIBLE NOTES PAYABLE (CONTINUED):

     The Company, at its option, is able to make instalment payments in cash at the face amount of the instalment principal or in freely tradable common shares, or any combination thereof. Effective November 1, 2006, the Company issued in excess of 2.5 million shares to settle previous instalment amounts. As a result of reaching that limit, the terms of the agreement require that, if the Company elects to make instalment payments in common shares after November 1, 2006, the Company is required to settle consideration equal to 110% of the instalment principal amount, 10% of the instalment principal in cash and the balance in a variable number of common shares.

     As a consequence of adopting Section 3855 effective December 1, 2006 as described in note 2, the Company revised previously reported amounts related to the senior convertible notes as follows:

       --------------------------------------------------------------------------------------------------------
                                                      As reported, at          Effect of          As restated,
                                                         November 30,            adopting          December 1,
                                                                 2006        Section 3855                 2006
       --------------------------------------------------------------------------------------------------------
       Current liabilities:
           Senior convertible notes payable             $       8,754           $    (104)       $       8,650
           Embedded derivative instruments                          -                 824                  824
       Non-current asset:
           Deferred financing costs                               150                   4                  154
       Shareholders' equity:
           Warrants                                            11,390                   -               11,390
           Equity component                                     1,639                   -                1,639

       --------------------------------------------------------------------------------------------------------

     During the three months ended February 28, 2007, the Company was required to make 10% of each instalment payment in cash and the balance in common shares. The Company recorded a reduction in debt of $2.1 million related to the December 1, 2006 instalment made on November 28, 2006 and the settlement of the twelve-day weighted average share price adjustment. The Company also issued 1.1 million common shares having an aggregate fair value of $4.8 million and cash of $0.4 million related to the January 1, 2007 and February 1, 2007 instalment principal repayments of $4.3 million and the settlement of the twelve-day weighted average share price adjustment. The Company reduced the carrying amount of the debt by $4.0 million.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months ended February 28, 2007 and 2006
(Unaudited)

-------------------------------------------------------------------------------

5.   SENIOR CONVERTIBLE NOTES PAYABLE (CONTINUED):

     As a result of the application of the instalment payments made and settlement of the twelve-day weighted average share price adjustments for each of these instalments, the Company recorded a net loss on extinguishment of senior convertible notes payable of $1.3 million.

     As a result of the December 1, 2006 and January 1 and February 1, 2007 instalment payments noted above, the equity component of the senior convertible notes payable was reduced by $1.1 million with an equivalent increase to contributed surplus. The Company recognized a gain on the embedded derivative of $0.6 million during the three months ended February 28, 2007 as a result of changes in fair value of embedded derivatives remaining at February 28, 2007.

     In addition, on February 27, 2007, in connection with the March 1, 2007 instalment principal payment of $2.1 million, the Company issued 0.5 million common shares having an aggregate fair value of $2.5 million in advance of the instalment date. The debt is not legally extinguished until the instalment date. Under the twelve-day average share price adjustment for the March 1, 2007 instalment payment, the Company had a reduction in long-term debt of $0.2 million.

     The Company recorded nominal interest expense during the three months ended February 28, 2007 (2006 - $0.5 million). Interest is settled in cash.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months ended February 28, 2007 and 2006
(Unaudited)

-------------------------------------------------------------------------------

5.   SENIOR CONVERTIBLE NOTES PAYABLE (CONTINUED):

     The following table sets out the continuity of the senior convertible notes payable since November 30, 2005:

       --------------------------------------------------------------------------------------------------------
                                                                                                     Impact on
                                                                                                        senior
                                                            Number of                              convertible
                                                               common           Number of                notes
                                                               shares            warrants              payable
       --------------------------------------------------------------------------------------------------------

       Balance, November 30, 2005                                   -                   -         $     35,454
       December 1, 2005 instalment
         payment in advance applied                                77                   -               (2,122)
       Instalment payments settled in cash                          -                   -               (3,926)
       Instalment payments settled in shares                    2,697                   -              (19,849)
       Acceleration payments settled in
         common shares and warrants                               411                 178               (7,265)
       Conversion by note holder to common
         shares                                                    10                   -                 (263)
       Accretion in carrying value                                  -                   -                7,824
       Impact of foreign exchange                                   -                   -               (1,099)
       --------------------------------------------------------------------------------------------------------

       Balance, November 30, 2006, as
         originally reported                                    3,195                 178                8,754
       Change in accounting for senior
         convertible note as a result of
         adopting Section 3855 (note 2)                             -                   -                 (104)
       --------------------------------------------------------------------------------------------------------

       Balance, November 30, 2006
         as restated                                            3,195                 178                8,650
       December 1, 2006 instalment
         payment in advance applied                                 -                   -               (2,081)
       Instalment payments settled in cash                          -                   -                 (427)
       Instalment payments settled in shares                    1,161                   -               (4,017)
       Accretion in carrying value                                  -                   -                  692
       Impact of foreign exchange                                   -                   -                  186

       --------------------------------------------------------------------------------------------------------
       Balance, February 28, 2007                               4,356                 178         $      3,003
       --------------------------------------------------------------------------------------------------------

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months ended February 28, 2007 and 2006
(Unaudited)

-------------------------------------------------------------------------------


5.     SENIOR CONVERTIBLE NOTES PAYABLE (CONTINUED):

       --------------------------------------------------------------------------------------------------------
                                                                             February 28,         November 30,
                                                                                     2007                 2006
       --------------------------------------------------------------------------------------------------------

       Par value of senior convertible notes payable                            $   3,047           $    9,379
       Balance remaining to be accreted                                               (44)                (625)

       --------------------------------------------------------------------------------------------------------
       Senior convertible notes payable                                         $   3,003           $    8,754
       --------------------------------------------------------------------------------------------------------

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months ended February 28, 2007 and 2006
(Unaudited)

-------------------------------------------------------------------------------

6.   SHAREHOLDERS' EQUITY:

     (a)  Consolidated statement of shareholders' equity:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                         Equity
                                           Common                        component                                      Period from
                                           shares'                       of senior                                      December 1,
                                           average                       convertible                                    1987 to
                                  Number   share     Share      Stock    notes                 Contributed              February 28,
                               of shares   price     capital    options  payable     Warrants  surplus       Deficit    2007
-----------------------------------------------------------------------------------------------------------------------------------

    Balance, November 30,
      2006, as originally
      reported                    15,665        -    $344,217   $10,713    $1,639    $11,390       $7,995   $(351,374)      $24,580

    Impact of change in
      accounting policy for
      senior convertible
      notes (note 2)                  -         -         914         -         -          -            -      (1,632)         (718)
-----------------------------------------------------------------------------------------------------------------------------------

    Balance, November 30,
      2006, as restated           15,665        -     345,131    10,713     1,639     11,390        7,995    (353,006)        23,862

    Share issue costs                  -        -           3         -         -          -            -            -            3

    Fair value of stock
      options granted                  -        -           -       759         -          -            -            -          759

    Shares issued for
      instalment payments
      on senior convertible
      notes payable
      including adjustment
      for twelve-day weighted
      average share price
      adjustment                   1,096     4.40       4,811         -     (756)          -          756            -         4,811

    March 1, 2007 instalment
      payment made in advance        491        -           -         -         -          -            -            -            -

    December 1, 2006 instalment
      payment in advance applied       -        -       2,090         -     (363)          -          363            -         2,090

    Shares issued for
      December 1, 2006 twelve-day
      weighted average share
      price adjustment                65        -         257         -         -          -            -            -           257

    Transfer of forfeited and
      expired vested options           -        -           -     (188)         -          -          188            -            -

    Reversal of forfeited
      unvested options                 -        -           -     (196)         -          -            -            -         (196)

    Loss for the period                -        -           -         -         -          -            -      (7,678)       (7,678)

-----------------------------------------------------------------------------------------------------------------------------------
    Balance, February 28, 2007    17,317             $352,292   $11,088   $   520    $11,390     $  9,302   $(360,684)     $ 23,908
-----------------------------------------------------------------------------------------------------------------------------------

                                      16

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months ended February 28, 2007 and 2006
(Unaudited)

-------------------------------------------------------------------------------

6.     SHAREHOLDERS' EQUITY (CONTINUED):


       (b) Stock-based compensation plans:


           In May 2003, the Company adopted two new stock option plans (the "2003 Employee Plan" and the "2003 Director Plan") to eventually replace the Company's existing stock option plan (the "Existing Plan"). All grants of options after May 2003 are made from the new plans and no further option grants will be made under the Existing Plan. The Company reserved for issuance 200,000 common shares under the 2003 Employee Plan and 25,000 common shares under the 2003
           Director Plan. In March 2005, the Company's shareholders approved increasing the maximum number of common shares under the 2003 Employee Plan to 500,000. In March 2006, the Company's shareholders also approved increasing the maximum number of common shares under the 2003 Employee Plan to 800,000 and the 2003 Director Plan to 50,000. Each option granted allows the holder to purchase one common share at an exercise price not less than the closing price of the Company's common shares on The Toronto Stock Exchange on the last trading day prior to the grant of the option. Options granted under these plans have a maximum term of 10 years and generally vest over a period of up to three years.


           As at February 28, 2007, there were 0.1 million (November 30, 2006 -
           0.2 million) options available for grant.

-------------------------------------------------------------------------------
                                                                       Weighted
                                                                        average
                                                 Number of             exercise
                                                   options                price
-------------------------------------------------------------------------------

           Outstanding, November 30, 2006              812            $   30.30
           Issued                                       64                 4.30
           Exercised                                     -                    -
           Expired or cancelled                        (30)               58.40

-------------------------------------------------------------------------------
           Outstanding, February 28, 2007              846                27.40
-------------------------------------------------------------------------------

           Exercisable, February 28, 2007              341            $   46.30

-------------------------------------------------------------------------------


           No options were granted to non-employees during the period.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months ended February 28, 2007 and 2006
(Unaudited)

-------------------------------------------------------------------------------

6.     SHAREHOLDERS' EQUITY (CONTINUED):


           The following table provides information on options outstanding and exercisable as of February 28, 2007:

-----------------------------------------------------------------------------------------------------------------------------------
                                                  OPTIONS OUTSTANDING                  OPTIONS EXERCISABLE
-----------------------------------------------------------------------------------------------------------------------------------
                                                                        Weighted
                                                        Weighted         average                      Weighted
                                                         average       remaining                       average
           Exercise                        Number       exercise     contractual         Number       exercise
           price                      outstanding          price    life (years)    exercisable          price
-----------------------------------------------------------------------------------------------------------------------------------

           $ 4.30 - $ 6.80                    235        $  5.30             9.7              -        $     -
           $ 6.81 - $26.80                    284          18.10             8.9             67          26.50
           $26.81 - $55.40                    193          40.00             3.1            154          37.90
           $55.41 - $92.10                    134          67.30             3.5            120          67.90

-----------------------------------------------------------------------------------------------------------------------------------
                                              846          27.40             6.9            341          46.30
-----------------------------------------------------------------------------------------------------------------------------------

The fair value of stock-based compensation was estimated at the grant date under the following assumptions:

-------------------------------------------------------------------------------
                                                           Three months ended
                                                              February 28,
                                                        2007             2006
-------------------------------------------------------------------------------
 Dividend yield                                              -                -
 Weighted average risk-free interest rate                4.14%            4.01%
 Volatility factor of the expected market
    price of the Company's common shares                 93.9%            73.6%
 Weighted average expected life of the
    employment options                               6.1 years        5.8 years

-------------------------------------------------------------------------------

The resulting weighted average fair value per share at the grant date of the employee stock-based compensation issued during the period is $3.40 (February 28, 2006 - $17.80).

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months ended February 28, 2007 and 2006
(Unaudited)

-------------------------------------------------------------------------------


6.     SHAREHOLDERS' EQUITY (CONTINUED):


       (c) Deferred share units:


           Effective January 1, 2004, the Company established a plan to grant Deferred Share Units ("DSUs") to its non-management directors and reserved a maximum of 25,000 common shares for issuance under the plan. Under the plan, the directors will defer any cash remuneration that they would have otherwise received for services rendered and in lieu thereof will receive the number of DSUs which is equivalent in value to the remuneration deferred. A DSU is a unit equivalent in value to one common share of the Company based on the trading price of the Company's common shares on The Toronto Stock Exchange. Upon termination of board service, the director will be able to redeem DSUs based upon the then market price of the Company's common shares on the date of redemption in exchange for any combination of cash or common shares as the Company may determine.


           The Company recorded $17,000 (February 28, 2006 - $11,000) in compensation expense relating to 3,922 (February 28, 2006 - 396) DSUs granted in 2007 for services rendered during the period. As at February 28, 2007, 23,831 (November 30, 2006 - 19,909) DSUs are
           issued and outstanding with a value of $0.1 million (November 30, 2006 - $0.1 million) based upon the market value of the Company's common shares at February 28, 2007. No DSUs were exercised in 2007.


       (d) Warrants:


           As at February 28, 2007, the warrants which are outstanding and exercisable are as follows:

-------------------------------------------------------------------------------

           Outstanding, November 30, 2006                                 2,927
           Issued                                                             -
           Exercised                                                          -
           Expired                                                            -

-------------------------------------------------------------------------------
           Outstanding, February 28, 2007                                 2,927
-------------------------------------------------------------------------------

           Exercisable, February 28, 2007                                 2,927

-------------------------------------------------------------------------------

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months ended February 28, 2007 and 2006
(Unaudited)

-------------------------------------------------------------------------------


6.     SHAREHOLDERS' EQUITY (CONTINUED):


           The following table provides information on warrants outstanding as of February 28, 2007:

-------------------------------------------------------------------------------
Exercise          Number                                         Shares issuable
price             outstanding                  Expiry            upon exercise
-------------------------------------------------------------------------------

U.S. $  5.30          432                May 14, 2007                  432
U.S. $  6.30          256           November 14, 2009                  256
U.S. $ 19.90          333             October 7, 2010                  502
U.S. $ 20.60           39           February 28, 2011                   59
U.S. $ 19.90           39              March 31, 2011                   59
U.S. $ 19.90           39              April 30, 2011                   59
U.S. $ 19.90           61                May 31, 2011                   91
U.S. $  6.30        1,728           November 14, 2011                1,728

-------------------------------------------------------------------------------
                    2,927                                            3,186
-------------------------------------------------------------------------------


7.     LOSS PER SHARE:


       The computations for basic and diluted loss per share are as follows:

-------------------------------------------------------------------------------
                                                 Three months ended
                                                    February 28,
                                                2007          2006
-------------------------------------------------------------------------------

       Loss for the period                    $(7,678)      $(19,332)

-------------------------------------------------------------------------------

       Weighted average number of common
         shares outstanding:
           Basic and diluted                    16,240         8,271

-------------------------------------------------------------------------------

       Loss per common share:
           Basic and diluted                   $(0.47)      $ (2.34)

-------------------------------------------------------------------------------

           The options and warrants to purchase common shares and the senior convertible notes payable are not included in the calculation of diluted loss per share because the Company has a loss for each period presented and to do so would have been anti-dilutive.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months ended February 28, 2007 and 2006
(Unaudited)

-------------------------------------------------------------------------------




8.     CONSOLIDATED STATEMENTS OF CASH FLOWS:


       Supplemental disclosure of non-cash transactions:

-------------------------------------------------------------------------------
                                                                    Period from
                                                                    December 1,
                                          Three months ended        1987 to
                                             February 28,           February 28,
                                          2007          2006        2007
-------------------------------------------------------------------------------

Non-cash financing activities:
    Warrants and options
       issued as share issue costs     $      -      $     -        $    2,474
    Shares issued for services                -            -             2,485
    Debt conversion                      (5,877)      (4,842)          (37,939)
    Shares issued on debt conversion      7,158        4,579            41,046
    Acceleration warrants issued
       in connection with debt                -            -             2,322
    Shares issued on debt
       conversion by note holders             -          263               263
    Shares issued for technology              -            -             2,799
    Deferred share issue costs                -            -               503

Non-cash investing activities:
    Technology acquired for
       shares issued                          -            -            (2,799)

-------------------------------------------------------------------------------

9.     FAIR VALUES OF FINANCIAL INSTRUMENTS:


           Financial   instruments   potentially  exposing  the  Company  to  a
           concentration of credit risk and interest rate risk consist principally of cash and cash equivalents. The Company manages credit risk by maintaining bank accounts with Schedule I banks and investing only in highly rated Canadian and U.S. corporations with securities that are traded on active markets and are capable of prompt liquidation.


           The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on the investments, owing to the relative short-term nature of the investments.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months ended February 28, 2007 and 2006
(Unaudited)

-------------------------------------------------------------------------------


9.     FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED):


           The carrying values of cash and cash equivalents, restricted cash, accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity of these instruments.


           In November 2006, the Company entered into a forward exchange contract to purchase U.S. $8.0 million for $9.2 million in December 2006. This transaction created a nominal exchange loss.


           The fair value of the senior convertible notes payable at February 28, 2007 is $3.3 million.


10.    COMMITMENTS AND CONTINGENCIES:


           Commitments:


           Under the terms of operating lease agreements for its operating facilities, the Company is committed to make payments as follows for the following fiscal periods:

-------------------------------------------------------------------------------

       2007                                                          $      500
       2008                                                                 600
       2009                                                                 300

-------------------------------------------------------------------------------
                                                                      $   1,400
-------------------------------------------------------------------------------


           Rent expense under operating leases, for the period ended February 28, 2007, is $0.2 million (November 30, 2006 - $0.8 million).


11.    SEGMENT INFORMATION:


           The Company operates in one business segment: the development of treatments and related products addressing chronic inflammatory disease. The primary property and equipment are located in Canada and the acquired technology is primarily located in Ireland.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months ended February 28, 2007 and 2006
(Unaudited)

-------------------------------------------------------------------------------


12. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES:

           The Company's consolidated financial statements are prepared in accordance with Canadian GAAP, which differs in certain respects from United States GAAP. Significant differences between Canadian GAAP and United States GAAP on the Company's consolidated financial statements are discussed below:


       (a) Acquired technology:


           Canadian GAAP requires the capitalization and amortization of acquired technology costs. Under United States GAAP, such acquired technology costs are charged to expense when incurred if, at the acquisition date, the technological feasibility of the technology has not yet been established and no future alternative uses exist. Accordingly, for United States GAAP purposes, the costs would have been expensed at the date of acquisition and the amortization recorded under Canadian GAAP would be reversed.


       (b) Stock-based compensation to non-employees:


           Under Canadian GAAP, the Company accounts for stock-based compensation granted to non-employees on or after December 1, 2002 at fair value. The fair value of any awards to non-employees granted prior to December 1, 2002 is not required to be recorded or presented under Canadian GAAP.


           Under United States GAAP, the Company accounts for stock-based compensation including options and warrants granted to non-employees on or after December 15, 1995 at fair value in accordance with FASB Statement of Financial Accounting Standards No. 123, Accounting for Stock-based Compensation ("SFAS No. 123"). Effective December 1, 2005, the Company adopted FASB Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-based Payments (SFAS No. 123R"). There was no impact on the accounting for stock-based awards issued to non-employees in exchange for services as a result of this change.


           There exists a difference between Canadian and United States GAAP for the fair value of options granted after December 15, 1995 and prior to December 1, 2002, which are recorded at fair value under United States GAAP and which have not been recorded under Canadian GAAP.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months ended February 28, 2007 and 2006
(Unaudited)

-------------------------------------------------------------------------------


12. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONTINUED):


       (c) Stock-based compensation to employees:

           Under Canadian GAAP, effective December 1, 2004, the Company accounts for stock-based compensation granted to employees, officers and directors on or after December 1, 2002 at fair value using a Black-Scholes option pricing model. Compensation cost is recognized over the service period. Prior to December 1, 2004, the Company accounted for stock-based awards to employees, officers and directors using the settlement method.

           Under United States GAAP, the Company accounted for stock-based compensation including options and warrants granted to employees prior to December 1, 2005 using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"). In addition, the Company granted performance-based options to employees. In accordance with APB 25, these awards were accounted for using variable plan accounting. At each reporting date, compensation cost is measured based on an estimate of the number of options that will vest considering the performance criteria and the difference between the market price of the underlying stock and the exercise price on that date. Compensation cost is recognized over the performance period.

           Effective December 1, 2005, the Company adopted SFAS No. 123R using the modified prospective transition approach where the fair value of awards granted or modified on or after December 1, 2005 are measured at fair value and compensation cost is recognized over the service period.

           There exists a difference between Canadian and United States GAAP for the intrinsic and variable plan measurement for employee and performance-based options granted to employees prior to December 1, 2005 under United States GAAP and for the fair value measurement of such awards under Canadian GAAP.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months ended February 28, 2007 and 2006
(Unaudited)

-------------------------------------------------------------------------------


12. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONTINUED):


       (d) 1996 warrants:

           In 1996, 10,000 warrants were issued as part of the technology acquisition consideration. United States GAAP requires these acquired technology costs to be recorded in an amount approximating the fair value of the warrants issued, estimated at their grant date using the Black-Scholes option pricing model, and expensed as research and development expenses.

       (e) Senior convertible notes payable and warrants:

           Prior to December 1, 2006 and the adoption of Section 3855 under Canadian GAAP, the common share purchase warrants and the equity component of the senior convertible notes payable are presented separately as components of shareholders' equity. The Company allocated the gross proceeds received on the issuance of the senior convertible notes payable on a relative fair value basis between the three elements: the equity and debt components of the senior convertible notes payable and the warrants. Issuance costs were allocated on a pro rata basis among the three elements. Prior to December 1, 2006, Canadian GAAP did not permit separate accounting for embedded derivatives.

           Effective December 1, 2006, with the adoption of Section 3855, Canadian GAAP requires recognition of embedded derivatives at fair value. The Company adopted Section 3855 retroactively without restatement.

           Under United States GAAP, SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, requires that an embedded derivative included in a debt arrangement for which the economic characteristics and risks are not clearly and closely related to the economic characteristics of the debt host contract be measured at fair value and presented as a liability. Changes in fair value of the embedded derivative are recorded in the consolidated statements of operations and deficit at each reporting date. Embedded derivatives that meet the criteria for bifurcation from the senior convertible notes payable and that are therefore measured at fair value consist of the holders' conversion right, the instalment payment mechanism and the holders' contingent redemption and conversion rights in the event of a change in control or an event of default. Under Canadian GAAP, the conversion option is an equity instrument that does not need to be remeasured.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months ended February 28, 2007 and 2006
(Unaudited)

-------------------------------------------------------------------------------


12. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONTINUED):


           Under United States GAAP, the warrants are presented as a liability because they do not meet the criteria of Emerging Issues Task Force Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock ("EITF 00-19"), for equity classification. Subsequent changes in fair value are recorded in the consolidated statements of operations and deficit. Under Canadian GAAP, the warrants are consider equity instruments and are not remeasured.

           Under United States GAAP, the Company allocated the residual amount of the gross proceeds received to the senior convertible notes payable after the separate fair value measurement of the warrants and embedded derivatives. All of the issuance costs related to the transaction are recognized as deferred financing costs under United States GAAP and are amortized to the consolidated statements of operations and deficit using the effective interest yield method over the period to maturity. The senior convertible notes payable carry an effective interest rate of 42%. Differences in United States GAAP and Canadian GAAP result from the initial allocation differences and the subsequent accretion expense and amortization of deferred financing costs. Differences in United States GAAP also result from the fair value remeasurement of the warrants and the conversion option as liabilities each reporting period. Prior to the adoption of Section 3855, the United States GAAP difference related to the embedded derivatives was larger as embedded derivatives were not separately identified and bifurcated.

           Subsequent to December 1, 2006 for Canadian GAAP and under United States GAAP, the twelve-day weighted average share price adjustment represents a derivative that will be measured at fair value and changes in fair value are recorded in the consolidated statements of operations and deficit as extinguishment loss. The settlement of the twelve-day weighted average share price adjustment is accounted for as either a settlement of additional debt, if an asset, or as the proceeds to issue additional shares if a liability. Prior to the adoption of Section 3855, under Canadian GAAP there was no recognition of the twelve-day weighted average share price adjustment as a derivative. Adjustments to the number of shares issued or debt exchanged were accounted for as adjustments to share capital at no value.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months ended February 28, 2007 and 2006
(Unaudited)

-------------------------------------------------------------------------------

12. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONTINUED):

       (f) Warrants:

           Under Canadian GAAP, the common shares and the warrants issued on November 14, 2006 are presented separately as components of shareholders' equity. The Company allocated the gross proceeds received on a relative fair value basis between the common shares and the warrants. The related issuance costs were allocated on a pro rata basis to the common shares and the warrants.

           Under United States GAAP, the Company allocated the residual amount of the gross proceeds received to the common shares after the separate fair value measurement of the liability-classified warrants. In addition, under United States GAAP, the warrants are presented as a liability because they do not meet the criteria of EITF 00-19 for equity classification. Subsequent changes in the fair value of the warrants are recorded in the consolidated statements of operations and deficit. Under Canadian GAAP, the related issuance costs were allocated on a pro rata basis to the common shares and the warrants. However, under United States GAAP the amount allocated to the warrants is recognized as deferred financing costs and is amortized to the consolidated statements of operations and deficit over the term of the liability.

       (g) Consolidated statements of cash flows:

           Cash from operations under United States GAAP includes the adjustments to loss for the period outlined in note 12. Cash used in investments under United States GAAP excludes amounts representing acquired technology (note 12(a)).

       (h) Income taxes:

           Under Canadian GAAP, investment tax credits and other research and development credits are deducted from research and development expense for items of a current nature, and deducted from property and equipment for items of a capital nature. Under United States GAAP, these tax credits would be reclassified as a reduction of income tax expense.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months ended February 28, 2007 and 2006
(Unaudited)

-------------------------------------------------------------------------------


12. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONTINUED):


       (i) Changes in accounting policy:

           (i)    Accounting changes and error corrections:

                  In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections ("SFAS No. 154"), which replaces
                  Accounting Principles Board Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS No. 154 provides guidance on the accounting for, and reporting of, changes in accounting principles and error corrections. SFAS No. 154 requires retrospective application to prior periods'
                  financial statements of voluntary changes in accounting principles and changes required by new accounting standards when the standard does not include specific transition provisions, unless it is impracticable to do so. Certain disclosures are also required for restatements due to correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, and was adopted by the Company on December 1, 2006. The impact that the adoption of SFAS No. 154 will have on the Company's results of operations and financial condition will depend on the nature of future accounting changes. The adoption of SFAS No. 154 effective December 1, 2006 had no impact on these interim consolidated financial statements.

       (j) Recent accounting pronouncements issued and not yet adopted:

           (i)    Fair value measurements:

                  In September 2006, the FASB approved SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in United States GAAP and enhances disclosures about fair value measurements. This statement applies when other accounting pronouncements require fair value measurements. It does not require new fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those years, specifically December 1, 2007 for the Company. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial position and results of operations.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months ended February 28, 2007 and 2006
(Unaudited)

-------------------------------------------------------------------------------


12. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONTINUED):


           (ii)   Accounting for uncertainty in income taxes:

                  In June 2006, the FASB approved FASB Interpretation No. 48, Accounting for Uncertainty in Income taxes - an interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 clarifies the criteria for recognizing tax benefits under FASB Statement No. 109, Accounting for Income Taxes. It also requires additional financial statement disclosures about uncertain tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006, specifically December 1, 2007 for the Company. The Company is evaluating the impact of this standard on its consolidated financial position and results of operations.

           (iii)  Fair value option:

                  In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS No. 159"). Under the provisions of SFAS No. 159, companies may choose to account for eligible financial instruments, warranties and insurance contracts at fair value on a contract-by-contract basis. Changes in fair value will be recognized in earnings each reporting period. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is required to adopt the provisions of SFAS No. 159 effective December 1, 2007. The Company is currently assessing the impact of the adoption of SFAS No. 159.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months ended February 28, 2007 and 2006
(Unaudited)

-------------------------------------------------------------------------------


13.    SUBSEQUENT EVENTS:

       (a) Subsequent to February 28, 2007, the Company's employment relationship with its President and Chief Executive Officer and two other executives ceased. As a result of contractual obligations under employment agreements, the Company paid $1.4 million to the three executives in the second quarter of 2007 in full settlement of those obligations.

       (b) On April 1, 2007, the Company made its last instalment on its senior convertible notes payable. The last payment is subject to the twelve-day weighted average share price adjustment, which is expected to be calculated early in the second quarter.

       (c) On April 3, 2007, the Company received shareholder approval to consolidate its issued and outstanding common shares on the basis of one post-consolidated common share for every 10 pre-consolidated common shares. Approval of the special resolution by shareholders gave the Board of Directors authority to implement the consolidation at any time prior to April 3, 2008. The consolidation was implemented on April 17, 2007 upon a determination by the Board of Directors that the consolidation was in the best interests of the Company and its shareholders, taking into account, among other things, the NASDAQ Capital Market Minimum Share Price Requirements. The number of common shares issued and outstanding, the basic and diluted loss per common share and the information in notes 5, 6, 7 and 12(d) have been amended to give effect to the share consolidation.